Page 1 of 11
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CUSIP No. 88554D205


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      3D Systems Corporation
                         (Name of Issuer)

             Common Stock, $.001 par value per share
                  (Title of Class of Securities)

                            88554D205
                          (CUSIP Number)

                     G. Walter Loewenbaum, II
                  Southcoast Capital Corporation
                       111 Congress Street
                            Suite 1600
                       Austin, Texas 78701
                           512-435-7222
(Name,  Address  and  Telephone  Number of Person Authorized to
Receive Notices and Communications)


                           May 12, 1997
     (Date of Event which Requires Filing of this Statement)



If  the  filing  person has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box *.



                                               Page 2 of 11
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CUSIP No. 88554D205


     1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          G. Walter Loewenbaum, II


     2)   Check the Appropriate Box if a Member of a Group
          (a)                                                 X

          (b)



     3)   SEC Use Only



     4)   Source of Funds
          PF


     5)   Check  Box  if  Disclosure  of  Legal  Proceedings is
          Required Pursuant to Items 2(d) or 2(e)
          _____


     6)   Citizenship or Place of Organization
          United States


Number of      7)  Sole Voting Power           293,882
 Shares
  Bene-
ficially
Owned by       8)  Shared Voting Power          93,558
  Each
Reporting
 Person
  With         9)  Sole Dispositive Power      366,131


               10)  Shared Dispositive Power   103,558


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person 469,689


     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares


     13)  Percent of Class Represented by Amount
          in Row (11) 4.13%


     14)  Type of Reporting Person IN



                                               Page 3 of 11
Pages
CUSIP No. 88554D205


     1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Southcoast Capital Corporation


     2)   Check the Appropriate Box if a Member of a Group
          (a)                                                X

          (b)



     3)   SEC Use Only



     4)   Source of Funds

          WC


     5)   Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)
          _____


     6)   Citizenship or Place of Organization -
          Louisiana


Number of      7)  Sole Voting Power          200,000
 Shares
  Bene-
ficially
Owned by       8)  Shared Voting Power              0
  Each
Reporting
 Person
  With         9)  Sole Dispositive Power     200,000


               10)  Shared Dispositive Power        0


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person 200,000


     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares


     13)  Percent of Class Represented by Amount
          in Row (11) 1.76%


     14)  Type of Reporting Person             BD, CO



                                               Page 4 of 11
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CUSIP No. 88554D205


Item 1.   Security and Issuer.

     This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of 3D Systems Corporation (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 26081 Avenue Hall, Valencia, California 91355.

Item 2.   Identity and Background

     Names of Reporting Persons:

          G. Walter Loewenbaum, II
          Southcoast Capital Corporation ("Southcoast")

     Principal Business Address of Reporting Persons

          111 Congress Street
          Suite 1600
          Austin, TX   78701

     Mr. Loewenbaum is a United States citizen and the Chairman of the Board and Chief Executive Officer of Southcoast.

     Southcoast, a Louisiana corporation, is an investment banking and broker-dealer firm. Southcoast is a wholly-owned subsidiary of Southcoast Holding Corporation, a Louisiana corporation, which is controlled by Mr. Loewenbaum and members of his immediate family. Mr. Loewenbaum and Joseph L Carrere, for whom information is provided below, are the sole directors of Southcoast Holding Corporation. Mr. Carrere is also the President (the sole executive officer) of Southcoast Holding Corporation. The principal business address of Southcoast Holding Corporation is also 111 Congress Street, Suite 1600, Austin, Texas 78701. Southcoast Holding Corporation's business is limited to serving as the holding company for Southcoast.

     (a), (b), and (c) Set forth below with respect to each of the directors and executive officers of Southcoast (other than Mr. Loewenbaum) is such person's name, business address and principal occupation. Each person's principal occupation is conducted with Southcoast.

         Name                     Business              Present Principal
                                  Address                   Occupation
---------------------   --------------------------    ----------------------
David Boris             277 Park Avenue, Floor 37     Head of Investment
                        New York, NY   10172          Banking

Howard M. Brenner       277 Park Avenue, Floor 37     Vice Chairman
                        New York, NY   10172

Joseph L. Carrere       909 Poydras Street, Suite     President
                        1000
                        New Orleans, LA   70112

Matthew DiBiase         277 Park Avenue, Floor 37     Head of Trading
                        New York, NY   10172

Diane R. McConnell      909 Poydras Street, Suite     Managing
                        1000                          Director/Sales
                        New Orleans, LA   70112

Stephen A. Neal         909 Poydras Street, Suite     Managing
                        1000                          Director/Sales
                        New Orleans, LA   70112

Robert D. Power         277 Park Avenue, Floor 37     Managing
                        New York, NY   10172          Director/Syndicate

Andrew M. Raggio        277 Park Avenue, Floor 37     Managing Director
                        New York, NY   10172

John B Regan, Jr.       909 Poydras Street, Suite     Managing
                        1000                          Director/Sales
                        New Orleans, LA  70112

Terence H. Smith        909 Poydras Street, Suite     Managing
                        1000                          Director/Sales
                        New Orleans, LA  70112

     (d) Neither Mr. Loewenbaum nor, to the best of Southcoast's knowledge, any director or executive officer of Southcoast has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     (e) Neither Mr. Loewenbaum, Southcoast nor, to the best of Southcoast's knowledge, any director or executive officer of Southcoast has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

     (f) Each of the directors and executive officers of Southcoast is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     397,440 of the shares of Common Stock beneficially owned by Mr. Loewenbaum were acquired with his personal funds or personal funds of his immediate family members and, to the knowledge of Mr. Loewenbaum, the 72,249 shares over which he has discretionary investment authority were purchased with the personal funds of the record owners. The shares beneficially owned by Southcoast were acquired with investment capital. No part of the consideration for the shares of Common Stock beneficially owned by the Reporting Persons was represented by funds loaned by a bank or amounts borrowed or otherwise obtained for the purpose of acquiring such Common Stock.

Item 4.   Purpose of Transaction.

     The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons have no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuers

     (a)(b)As of the date hereof, the Reporting Persons, in the aggregate, beneficially own 669,689 shares of the Common Stock, which is approximately 5.89% of the shares of the Common Stock believed to be outstanding. Of such shares, 469,689 (4.13%) are beneficially owned by Mr. Loewenbaum and 200,000 (1.76%) shares are beneficially owned by Southcoast. A total of 293,882 of Mr. Loewenbaum's shares are held with sole voting and dispositive power and he shares voting and dispositive power with his wife Lillian Loewenbaum with respect to 93,558 shares. He holds sole dispositive power only with respect to 72,249 shares and he shares dispositive power only with his mother, Joel Simon Loewenbaum with respect to 10,000 shares of which she holds the usufruct and he is the naked owner. Southcoast holds sole voting and investment power with respect to the 200,000 shares of Common Stock held by it.

     The   following   executive  officers  and  directors   of
Southcoast hold the following number of shares of Common Stock, all with sole voting and investment power:

          Joseph L. Carrere 9,788 shares          .086%
          Diane McConnell   2,532 shares          .022%
          Stephen A. Neal   2,866 shares          .025%
          Terence Smith       100 shares            -


          To the best of Southcoast's knowledge, none of the directors or executive officers of Southcoast own any Common Stock except for the persons listed above who acquired the shares of Common Stock with personal funds, none of which were loaned by a bank or borrowed or otherwise obtained for the purpose of acquiring such Common Stock. Southcoast disclaims beneficial ownership of the shares of Common Stock held by its executive officers and directors.

     (c) The following transactions in the Common Stock were effected by the persons and entities listed below between March
14, 1997 and May 12, 1997. All transactions were effected on the open market.

Southcoast Capital Corporation - Investment Account

        Date     Transaction   Number of Shares   Price
     ---------  -------------  ----------------  --------
      3-31-97       Bought          2,300          8 3/4

      3-31-97       Bought          8,400          8 3/4

      4-24-97       Bought          6,600          6.2803

      5-12-97       Bought         50,000          6 9/16

Southcoast Capital Corporation - Trading Account

     Southcoast purchases and sells shares of Common Stock through its trading account on behalf of customers and in connection with its market making activities with respect to the Common Stock. The transactions in Southcoast's trading account between March 14, 1997 and May 12, 1997 were as follows:

        Date     Transaction   Number of Shares   Price
     ---------  -------------  ----------------  -------
      3/17/97       Bought          1,000         9 5/8
                     Sold             200         9 3/4

      3/18/97       Bought          4,000         9 7/8
                     Sold           7,000         9.8514

      3/19/97       Bought          1,000         10 1/4
                    Bought          1,000         9 7/8
                    Bought          4,700         10 1/8
                    Bought         10,000         10
                    Bought          1,333         9.875
                     Sold          18,000         10.0751

      3/24/97       Bought          2,000         9 1/2
                     Sold           2,000         9.53

      3/25/97       Bought            300         9 1/2

      3/31/97       Bought         10,300         8 3/4
                     Sold          10,700         8 3/4

       4/2/97       Bought         50,000         8 5/8
                     Sold          50,000         8 3/4

      4/14/97      Bought           2,500         9 1/2
                     Sold             300         9 3/4
                     Sold           2,000         9 1/2

      4/16/97       Bought          2,500         9 1/4
                     Sold             800         9 3/8
                     Sold           1,000         9 1/4
                     Sold           1,000         9 1/8

      4/17/97       Bought          1,000         8 5/8
                     Sold             800         8 1/2

      4/18/97       Bought          1,000         7 1/2
                    Bought          1,200         7 3/8
                    Bought          2,000         7 1/8
                    Bought         11,000         7 1/4
                    Bought         12,000         7 1/4
                    Bought         13,500         7
                    Bought         28,200         7 3/8
                     Sold             300         7 1/2
                     Sold           2,000         6 7/8
                     Sold           2,600         7
                     Sold           3,000         7 1/4
                     Sold           4,700         7 1/8
                     Sold          17,200         7 1/2
                     Sold          39,000         7.349

      4/21/97       Bought          2,500         7 1/8
                    Bought         10,800         7 1/4
                    Bought          3,000         7 1/4
                     Sold           1,500         7 5/16
                     Sold           1,500         7 3/8
                     Sold          13,500         7.2972

      4/22/97       Bought          4,000         6 7/8
                    Bought          5,500         6 3/4
                    Bought         25,000         7
                     Sold          34,500         7.0022

      4/23/97       Bought          1,000         7
                    Bought          2,000         6 5/8
                    Bought          2,000         6 11/16
                    Bought          2,000         6 7/8
                    Bought          8,000         6 3/4
                     Sold          15,000         6.772

      4/24/97       Bought          1,000         6 1/2
                    Bought          8,700         6 3/8
                    Bought         13,000         6 1/4
                    Bought          5,000         6 1/8
                     Sold           6,600         6.2803
                     Sold          21,100         6.3001

       5/1/97       Bought          2,600         6
                    Bought          1,400         6.3150
                     Sold           1,400         6 3/8
                     Sold             100         6.1
                     Sold           2,500         6.225

       5/2/97       Bought          6,900         6 3/16
                    Bought          7,000         6 1/8
                    Bought         24,000         6
                    Bought         26,000         5 7/8
                     Sold           2,000         6 1/8
                     Sold          11,900         6.04
                     Sold          20,000         6.042
                     Sold          30,000         6.034

       5/6/97       Bought         18,000         6 3/16
                     Sold          18,000         6.25

       5/7/97       Bought          5,000         7 1/8
                    Bought         16,800         7
                     Sold           3,600         7
                     Sold           8,100         7 1/8
                     Sold          10,000         7.25

       5/8/97       Bought            600         6 3/4
                    Bought          1,000         6 3/8
                     Sold             600         6 5/8
                     Sold           1,000         6 3/8

       5/9/97       Bought          5,000         6
                    Bought          5,000         6 1/4
                    Bought         20,000         6 1/2
                    Bought         20,500         6 1/8
                     Sold           2,000         6 1/16
                     Sold          10,000         6.1641
                     Sold          18,500         6.1586
                     Sold          20,000         6.625

      5/12/97       Bought          1,000         6 7/8
                    Bought         43,300         6.4951
                    Bought         80,000         6 1/2
                     Sold           2,000         6 7/8
                     Sold           2,000         6 3/4
                     Sold           5,000         6.5889
                     Sold           7,500         6 1/2
                     Sold          10,000         6.58
                     Sold          17,500         6.5818
                     Sold          30,000         6.5721
                     Sold          50,000         6 9/160


Executive Officers and Directors of Southcoast
----------------------------------------------
                      Date     Transaction   Number of Shares  Price
                    --------  -------------  ----------------  ------
Diane R. McConnell   5-1-97       Sold           1,400         6.315

Stephen A. Neal      4-24-97      Sold           2,000         61/8
                                  Sold             400         61/8
                                  Sold             400         61/8
                                  Sold             200         61/8


G. Walter Loewenbaum, II
-------------------------
        Date     Transaction   Number of Shares  Price
      -------    ------------  ----------------  ------
      3/18/97       Bought         7,000         9.8514
      3/19/97       Bought        18,000         10.0751
      3/24/97       Bought         2,000         9.53
      4/18/97       Bought        39,000         7.399
      4/21/97       Bought        13,500         7.2972
      4/23/97       Bought        10,000         7.0022
      4/23/97       Bought        15,000         6.772
                    Bought        14,500         7.0022
                    Bought        10,000         7.0022
      4/24/97       Bought        21,100         6.3001
       5/2/97       Bought        11,900         6.04
                    Bought        10,000         6.042
                    Bought        10,000         6.042
                    Bought        30,000         6.0340
       5/6/97       Bought        18,000         6.25
       5/9/97       Bought        18,500         6.1586
                    Bought        10,000         6.1641
      5/12/97       Bought         8,750         6.5818
                    Bought        30,000         6.5721
                    Bought         8,750         6.5818
                    Bought         5,000         6.5889
                    Bought        10,000         6.5300


     (d) Other party with right to receive or direct receipt of dividends or proceeds:

          Not applicable.

     (e) Date Reporting Person ceased to beneficially own more than 5% of shares:

          Not Applicable.

Item 6.   Contracts,    Arrangements,     Understandings     or
          Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.




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CUSIP No. 88554D205


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:May 21, 1997


                                      /s/ G. Walter Loewenbaum, II
                                     --------------------------------
                                      G. Walter Loewenbaum, II


                              SOUTHCOAST CAPITAL CORPORATION



                              By:   /s/ G. Walter Loewenbaum, II
                                 ----------------------------------
                                      G. Walter Loewenbaum, II
                                         Chairman and Chief
                                         Executive Officer


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CUSIP No. 88554D205


                            EXHIBIT A

                            AGREEMENT


     The undersigned agree that this Schedule 13D dated May 21, 1997 relating to the shares of common stock, $0.001 par value per share, of 3D Systems Corporation, to which this Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.



                                   /s/ G. Walter Loewenbaum, II
                               ------------------------------------
                                      G. Walter Loewenbaum, II


                              SOUTHCOAST CAPITAL CORPORATION



                              By:   /s/ G. Walter Loewenbaum, II
                                 ----------------------------------
                                      G. Walter Loewenbaum, II
                                         Chairman and Chief
                                         Executive Officer